Filed by: MSG Networks Inc.

Commission File No.: 1-34434

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MSG Networks Inc. (Commission File No.: 1-34434)

Date: March 26, 2021

Madison Square Garden Entertainment Corp. and MSG Networks Inc.

March 26, 2021 Investor Call Transcript

OPERATOR

Good morning. My name is Tina, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the MSG Entertainment and MSG Networks Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] It is now my pleasure to turn today’s program over to Ari Danes, Investor relations. Please go ahead, sir.

ARI DANES

Senior Vice President, Investor Relations and Treasury

Thank you operator. Good morning and thank you all for joining us.

On today’s call, we have Andy Lustgarten, President of MSG Entertainment, and Andrea Greenberg, President and CEO of MSG Networks, who will discuss the transaction announced this morning, including its various benefits.

We will then open up the call for questions. For Q&A, we will also be joined by Mark FitzPatrick, EVP and CFO of MSG Entertainment and Bret Richter, EVP, Chief Financial Officer and Treasurer of MSG Networks.

During Q&A, we ask that your keep your questions related to the merits of the proposed transaction. As you know, this is not an earnings call and we will not be providing business updates on either company, but we are happy to provide our thoughts on what we think is an exciting transaction for both companies’ shareholders.

In the event you do not have a copy, you can find today’s release in the Investor section of each company’s corporate website.

Please take note of the following for both companies:

Today’s discussion may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties…and that actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors.

These include financial community perceptions of each company and its business, operations, financial condition and the industry in which it operates…as well as the factors described in their filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein.

And please note that we will make some forward-looking statements about the proposed business combination between MSG Entertainment and MSG Networks. A description of the risks associated with forward-looking statements and other important information about the proposed transaction can be found in the joint press release. All of these are incorporated by reference for purposes of this call.

Both companies disclaim any obligation to update any forward-looking statements that may be discussed during this call.

And with that, I will now turn the call over to Andy.

ANDY LUSTGARTEN

President, Madison Square Garden Entertainment Corp.

Thank you Ari and good morning everyone.

Today we announced a merger agreement with MSG Networks that we believe would create a stronger, more diversified entertainment and media company…that would be well positioned to deliver innovative experiences across all of its assets.

We’re very excited about the prospects for the combined company and believe that this merger would set the stage for long-term value creation.

For MSG Entertainment shareholders, we’ve previously talked about how our number one priority is to protect and grow our core live entertainment business – which includes our portfolio of assets led by Madison Square Garden and the Radio City Christmas Spectacular production.

While MSG Entertainment ended its last quarter with approximately 1.45 billion dollars in cash on hand, the combined company would have an even stronger liquidity position to support its live entertainment business. And with the ongoing vaccine rollout in the U.S. and the continued re-opening efforts in New York…we believe that business is now on a path back to normal operations.

The combined company’s enhanced financial flexibility — along with significant tax advantages – would also fund current growth initiatives – which include MSG Sphere, our state-of-the-art venue in Las Vegas – as well as future opportunities across both entertainment and media.

MSG Networks has a long history of innovation in content development and technology and we look forward to exploring ways to marry our two companies’ assets to drive growth for both businesses.

One area of opportunity for the combined company is in sports gaming…as New York pursues plans to legalize mobile sports gaming in the state.

While the size of the opportunity will, of course, be dictated by the legislation that is ultimately passed, we are excited by what we have seen in New Jersey, which last year was reported to have the largest sports betting handle in the country at approximately 6 billion dollars.

New York is believed to have the potential to become the largest sports wagering state in the U.S. which would create significant partnership opportunities for MSG Entertainment.

There are already many examples — around the country — of how sports gaming operators are creating innovative partnerships with venues and media companies – for everything from in-venue sportsbooks and digital applications to network integrations.

The addition of MSG Networks to our portfolio would create a powerful platform…enabling us to capture substantially more of this emerging revenue opportunity, which we expect will generate significant incremental revenue in the years ahead.

In addition to creating a diversified entertainment and media company, this transaction would also result in meaningful tax efficiencies for the benefit of all shareholders.

As of December 31st, MSG Entertainment had a federal net operating loss of approximately 250 million dollars, due to the impact of COVID-19 on our business.

In addition, we expect to accelerate the depreciation of significant components of the capital expenditures for MSG Sphere in Las Vegas in calendar 2023, which is when the venue is expected to open.

This transaction will enable the combined company to more efficiently utilize this NOL and bonus depreciation to offset the taxable income of all of its businesses, including MSG Networks, which today is a full cash taxpayer.

I’d like to now spend some time walking you through the terms of the transaction…. MSG Entertainment is acquiring MSG Networks in an all-stock, fixed exchange ratio transaction that is expected to be tax-free for both companies and their shareholders.

Upon closing, MSG Networks shareholders would receive .172 MSG Entertainment shares for each share of MSG Networks they own. This exchange ratio is 4% above the ratio of the unaffected closing stock prices of both companies on March 10, 2021…which was the last trading day before a press report was published that speculated on a potential transaction.

Due to common control, the negotiation of the merger was handled exclusively by independent special committees of both companies’ boards, each with its own independent financial and legal advisors.

We currently anticipate completing this transaction during the third quarter of calendar 2021…which, of course, is still subject to various closing conditions.

I will end by saying that we are confident that this transaction would benefit both companies, as together, our businesses are stronger and better positioned to support our long-term plans – setting the stage for continued growth and value creation for shareholders of both companies.

I’d like to now turn the call over to Andrea.

ANDREA GREENBERG

President and Chief Executive Officer, MSG Networks Inc.

Thank you Andy, and good morning everyone.

This merger announcement is exciting as it recombines two companies with a long history of innovation and a deep understanding of the value of live.

MSG Entertainment and MSG Networks have a shared history of delivering compelling live content and exceptional experiences to passionate and engaged audiences, and I am confident that, as a merged company, we will continue to build on our extraordinary legacy.

MSG Networks is a unique asset comprised of two premier, award-winning regional sports networks, with hundreds of live local professional sporting events each year in the nation’s number one television market.

And while we continue to operate in an evolving media landscape, we are firm believers that our merger will drive new, innovative opportunities for our collective audiences.

For our media business, this could include specialized alternative broadcasts, new licensing opportunities for our live content, enhanced interactivity, and data collection to drive new product offerings and engagement, as well as sports gaming, all of which we believe has the potential to transform the viewing experience for fans.

MSG Networks has begun to explore ways to expand our participation in these areas. For example, we’ve incorporated interactive games on MSG GO, and earlier this month, launched a dedicated free-to-play gaming app. We expect these efforts will deepen our connection with viewers and provide us with information and insights, as well as with additional sponsorship and other revenue opportunities.

Also, as Andy noted, we believe that, together, our media and entertainment companies create a powerful platform for potential partners, including sports betting partners looking for a foothold in our country’s largest market.

And, as a business that generates substantial free cash flow, we will be a meaningful contributor to the new company, helping to enhance its overall financial flexibility, and, in turn, paving the way to pursue new growth opportunities across entertainment and media, benefiting both companies and their shareholders.

Thank you. And with that, I will turn the call back over to Ari.

ARI DANES

Thanks, Andrea.

Before we turn it over to the operator for questions, just a reminder that your questions should relate to the merits of the proposed transaction as we will not be providing business updates on either company.

With that, we would now like to open the call for questions.

OPERATOR

As a reminder to ask a question press *1 on your telephone keypad. Again that is *1 to ask a question. Our first question comes from the line of Brandon Ross with LightShed Partners. Please go ahead.

BRANDON ROSS

LightShed Partners

Hi. Good morning, guys. Wanted to try and unpack the liquidity profile at MSG Entertainment as a standalone in a little more detail. Trying to basically understand the need for funding at MSG Entertainment that MSG Networks would provide. So, first of all, have cash flow expectations for the Las Vegas Sphere changed?

And when do you expect that to be cash flow generative?

ANDREW LUSTGARTEN

Thanks, Brandon. So, let me start by saying we’re thrilled about this deal, but more so, we’re also extremely thrilled and extremely bullish on the recovery of the Las Vegas market and moreso the prospects for MSG Sphere in that market. We feel even more bullish based on what other people are doing such as Apollo, which is making a major investment in both Las Vegas and in Las Vegas Sands, and we look forward to them being a partner, as we think this is a great market and a great opportunity.

BRANDON ROSS

Okay. And then, moving to London. I know things have been delayed with the planning board and stuff for a little while. Where does London stand and what’s your level of optimism that you’re going to be able to ultimately build a venue there?

ANDREW LUSTGARTEN

So, as you noted, Brandon, London has been slightly delayed, but as we’ve mentioned at the outset of this call, we’re really here to discuss the merits of this transaction and not to give updates on other business operations.

BRANDON ROSS

Okay. And then, just finally, I think you mentioned the opportunity to expand your broader media presence through other opportunities. How do you envision investing in new assets at this company? What opportunities are there? Is it other venues? Are there ways you can use some of the content created in your spheres?

ANDREW LUSTGARTEN

So, Brandon look we’re really look to put capital the best way to drive shareholder value and so M&A, organic growth and any other financial means to drive value is what we always will look at.

BRANDON ROSS

Great. Thanks, Andy.

OPERATOR

Your next question comes from John Janedis with Wolfe Research.

JOHN JANEDIS

Wolfe Research

Thank you. Maybe one, a bit of a follow-up to Brandon’s question and then one on the sports gaming side. The first, Andy, just – you talked about liquidity benefit of the deal. And so, going back to the London Sphere, does this actually impact the timing at all, meaning does this accelerate it? And then, separately, on the sports gaming side, can you talk us through the revenue opportunity as you see it evolving over time? And can you talk to the current political landscape, potentially limiting some of the direct benefits to MSG Entertainment?

ANDREW LUSTGARTEN

So, as we said in the beginning of the call, again, this call is focused on this transaction and not other business opportunities. But this – what I’d say, this just enhances the overall financial flexibility of the company for both our growth initiatives, as well as in terms of our balance sheet, and we remain very bullish on the future of this organization. Can you just repeat the second question? I was a little confused with it.

JOHN JANEDIS

Yeah. Just given that on the sports gaming side, I think politically speaking, at least, there’s been talk that New York State may want to limit the benefits to, say, operators and have that accrue to the state. And so, curious does that impact the financials or maybe the revenue opportunity to the company over time, if that’s the case?

ANDREW LUSTGARTEN

So. Right now, it’s not legal in New York at all. So, where we’ll be monetizing it is outside New York State. Currently, the legislature of the state and the Governor are in the middle of discussion over a budget. There’s been recently reports that there’s been a lot of forward movement. And obviously, the way – whatever way the legislation is drafted, will have tremendous impact as to we’re able to achieve here, but let me – I will say that there’s a wide opportunity across media side, fixed asset applications, and we feel very good about where we believe this legislation will go and what the opportunity is for us.

JOHN JANEDIS

Okay. Thank you.

OPERATOR

Your next question is from David Karnovsky with JPMorgan.

DAVID KARNOVSKY

JP Morgan

Andrea, in light of the transaction, would be interested to get your long-term views on the RSN business and what assumptions you’re making as far as the basic cord cutting and pressure to the cable bundle?

ANDREA GREENBERG

Hi, David. Well, as we mentioned at outset of the call, we’re here today to discuss the merits of this transaction. We’re not going to update on our business operations today.

DAVID KARNOVSKY

Okay. And then, maybe just a follow-up on the sports betting question, some other RSNs have managed to leverage their sponsor inventory you know to gain equity in sports betting companies. Just kind of given the presence you would have in the New York area, just interested to know if that will be path you’d be interested in?

ANDREA GREENBERG

All options are on the table, including naming rights, integration opportunities, new programming, sites and apps and we will explore all of them. I think it’s a tremendous opportunity for us as a combined media and entertainment company, particularly as New York and Connecticut come on line.

DAVID KARNOVSKY

Okay. And then, Andrea, maybe just one more for you. Can you discuss what strategic alternatives, if any, MSG Networks considered or whether you drew any other interest from parties for a transaction?

ANDREA GREENBERG

Right. Well, we’re here today to discuss the merits of this particular transaction, which, as we’ve said, we believe is a very attractive deal for MSG Networks and its shareholders. As Andy has said, the transaction creates a more diversified company with enhanced financial flexibility and that allows us from an entertainment and a media side to continue to build on our legacy of delivering what I think we’ll all agree is exceptional live content that obviously sets the stage for long-term value creation for our shareholders. And just one thing to note and importantly that this merger would not foreclose us from pursuing any other strategic opportunities that may arise in the future, and we believe actually that the combined company creates an even stronger platform to pursue those opportunities to maximize their value.

DAVID KARNOVSKY

Great. Thank you.

ANDREA GREENBERG

Thank you.

ARI DANES

Operator, we’ll take one last question.

OPERATOR

Okay. Our final question is from the line of David Beckel with Berenberg Capital.

DAVID BECKEL

Berenberg Capital

Hey, thanks so much for the questions. The first one for me is, can you help quantify a little bit what the accelerated pace of depreciation means financially speaking? What specific rate of depreciation do you expect once the Sphere opens? And how much faster or sooner is that depreciation taking place relative to a no-deal scenario?

MARK FITZPATRICK

EVP and Chief Executive Officer, MSG Entertainment Corp.

Hi. It’s Mark FitzPatrick. Just in terms of the bonus depreciation, and you look at it, we’re planning to open the Sphere in 2023 and we think we’ll be able to depreciate in excess of 30% based on the current law.

DAVID BECKEL

Great. And just as a follow-up, we talked a lot about potential new opportunities. But I’m curious if there’s – you talked about innovative experiences that may or may not have been available in the absence of the deal. Is there anything in particular that you think you have the opportunity to do now that you wouldn’t have as separate companies?

ANDREW LUSTGARTEN

Thank you. So – it’s Andy, hey. So, I think the way we look at it is, this transaction is bringing together two of the leaders in live with different – with similar complementary skill sets, which we believe will create just a stronger, more diversified entertainment and media company, which as we’ve already talked about, incredibly – a much more enhanced financial flexibility that will let us go and pursue other new opportunities. And so, we look forward to what we can do together as we go towards the future.

DAVID BECKEL

Great. Thanks so much.

ARI DANES

Thank you, operator.

OPERATOR

Okay. We have no further questions at this time.

ARI DANES

Thanks, operator, and thank you all for joining us. Have a good day.

OPERATOR

Thank you again for joining us today. This does conclude today’s presentation. You may now disconnect.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks intend to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. MSG Entertainment and MSG Networks may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Certain information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.